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                              July 6, 2023

       Edward Spehar
       Executive Vice President and Chief Financial Officer
       Brighthouse Financial, Inc.
       11225 North Community House Road
       Charlotte, North Carolina 28277

                                                        Re: Brighthouse
Financial, Inc.
                                                            Form 10-K Filed
February 23, 2023
                                                            Form 10-Q Filed May
9, 2023
                                                            File No. 001-37905

       Dear Edward Spehar:

              We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 10-K Filed February 23, 2023

       Note 10. Equity - Statutory Financial Information, page 174

   1. Please tell us and revise future filings to disclose the amount of statutory capital and surplus necessary to
satisfy regulatory requirements. Refer to ASC 944-505-50-1 for guidance.
   2. We note the disclosure throughout your filing related to your use of combined RBC.
                                                        Please tell us and
revise future filings to discuss how combined RBC is used by your regulators. If it is
not used, please revise to expand on why you use the measure.
       Form 10-Q Filed May 9, 2023

       Non-GAAP Financial Disclosures, page 63

   3. We note your reconciliation of net income/(loss) available to shareholders to adjusted earnings on page 66.
Please provide us detail of the underlying adjustments in the    Other
 Edward Spehar
Brighthouse Financial, Inc.
July 6, 2023
Page 2
         adjustments    reconciling item for each quarter presented and provide
us relevant facts and
         circumstances to explain what the items represent and why you adjust for them.
4. Please tell us and revise future filings to disclose how you calculate the provision for income tax related to your adjusted earnings Non-GAAP measure.
5. Please tell us how you considered whether each of the change in market risk benefits adjustments and the other adjustments used to calculate adjusted earnings have the effect of changing the recognition and measurement principles required to be applied in accordance with GAAP. Additionally, please tell us if you believe the resulting consolidated measure of adjusted earnings is misleading and violates Rule 100(b) of
         Regulation G. Please refer to Questions 100.04 and 104.04 of the Compliance and
         Disclosure Interpretations on Non-GAAP Financial Measures for guidance.
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      You may contact Michael Volley at (202) 551-3437 or Amit Pande at (202)
551-
3423 with any questions.



FirstName LastNameEdward Spehar                                 Sincerely,
Comapany NameBrighthouse Financial, Inc.
                                                                Division of
Corporation Finance
July 6, 2023 Page 2                                             Office of
Finance
FirstName LastName